Exhibit 16

                              [Letterhead of KPMG]

July 2, 2001

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

      We were previously principal accountants for The CIT Group, Inc. ("CIT") and, under the date of January 25, 2001, except for Note 25 regarding the acquisition of CIT by Tyco International Ltd., which is as of March 13, 2001, we reported on the consolidated financial statements of The CIT Group, Inc. and subsidiaries for the years ended December 31, 2000 and 1999. On June 1, 2001 our appointment as principal accountants was terminated. We have read CIT's statements included under Item 4 of its Amendment No. 1 on Form 8-K/A dated July 2, 2001 and we agree with such statements.

Very truly yours,

/s/ KPMG LLP


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